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Investor Update, May 2025

Dear there,

Thanks for your patience these last 5 weeks! We've been on the road plus Manuela came down with an ear infection that led to both ear drums bursting. She's now back to 100%.

We have a few final VC conversations at play to lead our priced round, though what we're hearing consistently is the Catch-22 that everyone wants stations deployed before investing…but stations don't come for free (not yet at least).

TL;DR: Kadeya needs a lead to price our round and we welcome your help to get there.

Company Health Check

- Cash in bank: $245K
- Monthly burn reduced to $50K
  - Liz Linardos moved to an equity based part-time advisory role
  - Manuela no longer taking salary

Fundraising

- Schmidt Family Foundation ($750K-2M) and Incite ($500K) want to follow-on in Kadeya's priced round! Both are funded by well-regarded Silicon Valley leaders: Eric and Wendy Schmidt, and Swati Mylavarapu and Matt Rogers.

- To unlock both of those commitments, not to mention another $2M of high-level interest, we still need a lead! We've identified 3 parallel paths:
  - Initiate a fresh fundraise with a new pipeline of 50 suitable VCs that can lead
  - Door-to-door with a new pipeline and additional clarity of family offices/HNWs
  - Pursue an insider-led priced round*
- Target raise: $1.75M - $6M (hence Schmidt's commitment range). This means a lead need be able to write a check in the ~$400K - $2.5M range.
- We mapped various "Use of Funds" scenarios to provide adaptability when we talk to lead VCs of varying fund/check sizes and ownership targets. Priorities are:
  - Unlock Schmidt and Incite's commitments
  - Deploy at minimum 4 revenue-generating units
  - Convert SAFEs into a priced round

Crowdfunding via Reg CF

1. In pursuit of optionality, we're in parallel preparing a community equity raise on Wefunder, targeting **$781K+** from non-accredited investors.
2. This is more than capital – it's momentum, loyalty, and market validation.It also extends our runway and ability to deploy units in the near term.
3. We've already proven we can activate our community to fundraise: **$406K** raised via RUV in 6 weeks in November 2024, limited to accredited investors and without public promotion.
4. We can raise either on top of our current SAFE note, though our preference is to build this atop a priced term sheet.
5. Read more in our [Investor Memo DRAFT here](#).
6. Check out our [WeFunder teaser page](#) ahead of a fully designed WeFunder site.

$16M post-money SAFE Note

- $500K wired on this note.
- Still accepting checks, expecting another $75K by end of week.

Learnings from European VC Tour

- Similarly conservative to Midwest VCs and want more traction

- Many receive national or EIB funding so must invest in EU-based/registered companies
- Trump's tariffs were announced partway through our raise, freezing a lot of investors
- Filtration strategics are most interested and I'm deep in dialogue with several (refer to "Strategy Insights & Developments" below)

Kadeya's One (1) Ask

Prepare to share our Crowdfund with your communities! Anyone who has ever said, "wow, what a cool concept!" or "we really need that!" is an ideal target. We'll be accepting checks as low as $100.

You can share this link to help us gauge early interest:
https://wefunder.com/kadeya/join
More details to follow when the community round is LIVE.

*Kadeya is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Thank you!

Manuela Zoninsein, CEO

P.S. Strategy Insights & Developments (cont'd)

You may recall from our last update that we were exploring a few new strategic directions, (linked here for reference). To close things out:

1. Liz and I dug into debt and FOAK financing, confirming what we previously heard/knew: to unlock credit, Kadeya needs 1-year's operating expenses cash in bank and/or have proven stations in-field generating $500K+ ARR.
2. Air Force's innovation unit, AFWERX, is going through a budget re-assessment (thanks DOGE!) and reviewing all prior commitments. Mixed messages on whether our project is at risk; nobody internally seems to know what is going on. We've confirmed we'll be able to recoup expenses if our contract gets cancelled, still TBC.

3. Re. diversifying risk away from the US, we've begun conversations with both US- and Europe-based filtration and dispenser companies (eg Culligan, Sloane, Primo; Ecosoft, Ecowaters) regarding outright unit sales or co-branded marketing partnerships.
4. Continuing to focus on family offices and other sources of "patient" capital. Refer to the "Fundraising" section.

Kadeya, 1528 W. Adams St., Unit 3, Chicago, IL 60607, USA, 8476445767
